UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 FORM 10-SB A-1

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        DIVERSIFIED RESOURCES GROUP, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in our Charter)


          Utah                           0-30492                     87-0427911
---------------------------------        -------                    -----------
(State or other jurisdiction of          (S.E.C.               (I.R.S. Employer
incorporation or organization)           File No.)          Identification No.)


                355 Interstate Blvd., Sarasota, FL                   34240
                ----------------------------------                ----------
             (Address of principal executive offices)              (Zip Code)

Issuer's telephone number:          (941) 923-1949
                                    --------------

Securities registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered
      -------------------                      ------------------------------

              N/A                                           N/A

Securities to be registered under Section 12(g) of the Exchange Act:

                  Common Stock, par value $0.001 per share
                  ----------------------------------------
                              (Title of Class)

==============================================================================

                    DIVERSIFIED RESOURCES GROUP, INC.

                                  FORM 10-SB

                              TABLE OF CONTENTS

PART 1                                                                    Page

Item  1.     Description of Business ..........................................3

Item  2.     Management's Discussion and Analysis or Plan of Operation ........6

Item  3.     Description of Property...........................................9

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management..................................................10

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons.............................................11

Item  6.     Executive Compensation...........................................13

Item  7.     Certain Relationships and Related Transactions...................15

Item  8.     Description of Securities........................................16

PART II

Item  1.     Market Price of and Dividends on Our
              Common Equity and Other Shareholder Matters.....................17

Item  2.     Legal Proceedings................................................18

Item  3.     Changes in and Disagreements with Accountants....................19

Item  4.     Recent Sales of Unregistered Securities..........................20

Item  5.     Indemnification of Directors and Officers........................21

PART F/S

             Financial Statements.............................................24

PART III

Item  1.     Index to Exhibits................................................63

             Signatures.......................................................64

PART I

ITEM 1.  DESCRIPTION OF BUSINESS
Corporate History
------------------
General
--------

Diversified Resources Group, Inc. ("DRGI") was incorporated in the state of Utah in July 1984 under the name "Gen II, Inc.". We have had three wholly-owned subsidiaries, a Delaware subsidiary named Data-1, Inc. ("Data 1"), acquired in 1992; Memory 1, Inc. ("Mem 1"), a Florida incorporated in 1996, both organized to sell computer memory; and Cordless Power Corporation ("Cordless Power"), a Florida corporation formed for the purpose of retailing cellular telephone batteries and accessories, incorporated in 1999. All three are currently inactive. We are considered a development stage company because we have not generated significant revenues since emerging from bankruptcy.

We recently emerged from bankruptcy proceedings. In September 1997, we filed a petition for relief under Chapter 11 of the federal bankruptcy laws. The bankruptcy filing was necessary due to a number of factors including market forces, most notably the drop in memory component prices, and the deterioration of Our relationship with our single significant strategic partner, Digital Equipment Corporation ("Digital"). Prior to the bankruptcy, We were dependent on Digital, the primary manufacturer of the memory components that we sold. We experienced substantial losses beginning in 1995 due, in part, to the decrease in profit margins on memory components, the restrictions on product lines imposed by the agreement with Digital, and Our inability to secure alternative suppliers or funding. We did obtain a funding guaranty from one of our principal stockholders, Tampa Bay Financial, Inc. ("Tampa Bay"), of the debt to Digital, up to $1 million.

Prior to the filing of the bankruptcy petition, Digital filed a complaint against us to collect on an account owing in the amount of $3,786,391, and a related complaint against Tampa Bay to collect $1,000,000. These complaints were consolidated, stayed pending the resolution of the bankruptcy proceeding, and released as part of the final bankruptcy Plan of Reorganization.

Under Chapter 11, we continued our business operations while negotiating settlements and preparing a Plan of Reorganization. Our operations during 1998 and 1997 involved the manufacturing and marketing of computer memory devices. By December 31, 1998, we reverted to the status of a startup company, with no sustainable memory operations although we were attempting to reinvigorate our memory business. In May 1999, we changed our name to Diversified Resources Group, Inc., to better reflect our intention to diversify operations once the emergence from bankruptcy proceedings was finalized. Final approval of the Plan of Reorganization was granted by the United States Bankruptcy Court in July 1999.

ASFT, Inc. ("ASFT"), a party related to Tampa Bay and controlled by Carl Smith, a former director who later became a director again, purchased the claim of Digital for $728,329. Digital's claim was our largest and a plan was approved which permitted creditors to receive either stock or promissory notes. ASFT also supplementally provided us $400,000 of funding. As a result of the funding and the settlement, ASFT received 11,000,000 shares of our common stock and unrelated creditors received 952,380 shares and $232,617 in promissory notes due in 17 quarterly installments.

We are currently the subject of a formal investigation by the Securities and Exchange Commission's ("SEC") Division of Enforcement. The investigation appears to have been prompted by a press release relating to the bankruptcy settlements that included financial information showing a substantial reorganization gain. This gain, which was due to the settlement of debt and our presentation of it in a press release, resulted in requests for information by the SEC and the initiation of the formal investigation. We have complied with all information requests from the Division of Enforcement and intend to continue cooperating fully to resolve the matters under investigation.

Summary of Recent Business Operations

--------------------------------------
During the lengthy process of our emergence from bankruptcy, we faced problems of capitalization as well as decisions about our future direction. We decided to seek out and explore a variety of potential business opportunities that might better shield the Company and our shareholders from the kind of specific market risk to which fell victim as a result of the collapse of the memory component market.

In an attempt to diversify our business operations and spread our risk exposure, in 1999 we examined possible operations in three diverse areas; sales of rechargeable batteries, investments in selected real estate opportunities, and the marketing of a new HIV screening test. Of these three distinct areas of business focus, the battery operation is our current day to day focus, the real estate operations have the potential to recovery of amounts invested and the HIV screening test appears doubtful as a viable project. We are also currently searching for opportunities in our historic core electronic components business which will take advantage of our tax loss carry forwards, but have no specific transaction arrangements to do so at this time. Only certain preliminary financial and scientific assessments of the HIV screening test have begun, but they have failed to generate any market advantage that would support a significant investment and the project was cancelled after the end of the year. Relevant information regarding the status of the real estate investment and brief comments regarding the HIV screening test and Cordless Power are set forth below.

I. BATTERY BUSINESS
--------------------

The rechargeable battery business was suggested to us as a means of using our existing infrastructure, including a substantial portion of our customer base, to generate immediate cash sales. Unlike the memory business, a supplier was readily available, and one investment group, United Funding Solutions, Inc. ("United Funding"), a company controlled by Chris Beck, who became a director and one of our principal shareholders, was interested in assisting our entrance into this business. Beginning in April 1999, we began to implement our restructuring plan through our wholly owned subsidiary "Cordless Power", and our focus was redirected towards supplying rechargeable batteries.

Our most crucial relationship in the formation of Cordless Power was with United Funding which was engaged to establish supply lines, recruit we and sales organizations, assist in major institutional sales, establish warehousing and shipping facilities, and assist in market planning and strategies. Under a consulting agreement (the "Consulting Fee Agreement"), United Funding was being paid by Cordless Power a base amount of $100,000 per year for the five years from 1999 through 2004 and has been paid 10,000,000 shares of common stock. The Consulting Fee Agreement called for issuance of shares in amounts of 10,000,000 shares (the contract states 1,000,000 "post-reverse" shares referring to a 10 for 1 reverse split authorized but not yet implemented by our board of directors) up front. It also called for up to an additional 90,000,000 (9,000,000 post reverse) shares issued under a performance clause subject to one share being released for every ten cents of gross profit earned. At the time the Consulting Fee Agreement was signed, it was assumed that we were going to effect a 1 for 10 reverse split. Because the reverse split has not yet been effected, the shares issued to United Funding have been adjusted by informal understanding regarding the performance shares. United Funding is entitled to up to 90,000,000 shares if they met the above defined performance criteria. However, we do not currently have the shares authorized to comply with the obligation in the event that United Funding meets the performance criteria. The parties have discussed and have agreed that no attempt to issue performance shares will be made since after year end Cordless Power has discontinued its operations. United Funding discontinued services for Cordless Power, and accordingly is after year end no longer being paid. All attempts to develop a profitable business model for Cordless Power by either United Funding or Company officials have been fruitless and operations were discontinued after year end in July 2000.

II. REAL ESTATE INVESTMENT
--------------------------

In 1999, we invested a total of $459,372 in Falls River, a 607.74 real estate project located in North Raleigh, Wake County, North Carolina. We entered into Falls River based on the representations and real estate development expertise of James M. Matheny, a North Carolina real estate developer who eventually became an affiliate of ours. In 2000, we sold our interest in Falls River back to Mr. Matheny, and fully recovered all the amounts advanced and collected all amounts owed in early 2001. In May 1999, we entered began discussions with James
M. Matheny, one of our shareholders, concerning the exchange of our restricted stock for a real estate development project. In August 1999, we entered into an assignment agreement with Matheny Development, LLC ("Matheny Development"), an entity controlled by James M. Matheny, by which we were assigned Matheny Development's right and interest in a Contract for the Purchase and Sale of Real Property dated April 8, 1999 (the "Purchase and Sale Contract"), between Matheny Development and PCF Falls, LLC ("PCF"). However, since we were unable to raise the $21,000,000 of capital needed to close on the purchase of Falls River, in October, 2000, we sold our interest to Matheny for forgiveness of debts of $500,000, recovery of all amounts advanced, plus $1,000,000. We also agreed to issue Matheny 37,500,000 restricted shares of our common stock. We have reserved against our entire investment on our books until all amounts have been collected. At the time of the original transaction, Matheny owned 400,000 shares or .004% of our stock and was not an officer or director. He served on the board of directors from August 1999 to October 2000. Matheny owned 100% of PCF Falls, which had acquired the rights to purchase Falls River in April, 1999.

The Original Purchase and Sale Contract called for a $100,000 earnest money deposit on signing, with 75% of the $21,000,000 purchase price due in cash at closing, and the remaining 25% balance due in the form of an interest bearing promissory note. The original closing was to be not later than July 31, 1999, with an extension until December 1, 1999 (and subsequently extended through 2001) subject to additional non-refundable extension fee of $76,562 per month. The extension fees were applied to the purchase price. We have extended the contract on several occasions before selling it back to Matheny. As a result of our sale of our rights back to Matheny, we believe we no longer have any additional obligation or exposure for failure to perform in any way and are currently anticipating being paid for amounts due us early in the year 2001.

III. VIROTEST BUSINESS
----------------------

During 1999, we spent a considerable amount of time and investment evaluating a potential business combination or acquisition of a company called Virotest whose principal product is an HIV screening test. No definitive agreements were ever reached and the project has now been cancelled. We began evaluating Virotest because it believed Virotest would continue to maintain a "first to market" advantage. However, a new competitor called Oraquick has entered the market which appears to meet or exceed Virotest's performance standards, (subject to verification through testing). Pricing studies have revealed that Virotest has no significant price advantage over our competition, especially in the third world, where the contemplated price may be prohibitively high relative to per capita income. Therefore, there is no assurance we could ever successfully market the Virotest product or even recover amounts invested to date.

We engaged our auditors, HJ & Associates, to audit the financial records of Virotest, and to assist us on an as needed basis with other due diligence associated with the transaction, including assembling such information needed in the preparation of a joint proxy statement, assistance in determining the appropriate accounting treatment post merger, and any other auditing and financial services deemed necessary associated with the potential acquisition of Virotest. However, since the acquisition is now unexpected, we have terminated that engagement and have not included any financial information from Virotest in this filing.

We have also entered into an agreement with Quintiles, Inc. ("Quintiles"), a nationally recognized consultant in the medical field, to review and evaluate the feasibility of the Virotest operations, specifically new product assessment. To date, we have expended approximately $41,192 for Quintiles' consulting services related to Virotest. This amount has been expensed as no recovery is expected. We are dependent on Quintiles for the necessary science and business contacts needed to resolve due diligence issues and, if appropriate, commence operations. In the event that our relationship with Quintiles were to discontinue, we are not confident that a suitable replacement could be found. We have suspended further consideration of the project but will keep informed of developments in case any more promising events should occur.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

CAUTIONARY STATEMENT
--------------------

This Form 1O-KSB, press releases and certain information provided periodically in writing or orally by the Company's officers or its agents contain statements which constitute forward-looking statements within the meaning of Section 27A of Securities Act, as amended and Section 21E of the Securities Exchange Act of 1934. The words expect, anticipate, believe, goal, plan, intend, estimate and similar expressions and variations thereof if used are intended to specifically identify forward-looking statements. Those statements appear in a number of places in this Form lO-KSB and in other places, particularly, Management's

Discussion and Analysis of Financial Condition and Results of Operations, and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's liquidity and capital resources; (ii) the Company's financing opportunities and plans and (iii) the Company's future performance and operating results. Investors and prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The factors that might cause such differences include, among others, the following: (i) any material inability of the Company to successfully identify, consummate and integrate any acquisitions of the Company at reasonable and anticipated costs to the Company; (ii) any material inability of the Company to successfully internally develop its products; (iii) any adverse effect or limitations caused by Governmental regulations; (iv) any adverse effect on the Company's continued positive cash flow and abilities to obtain acceptable financing in connection with its growth plans; (v) any increased competition in business; (vi) any inability of the Company to successfully conduct its business in new markets; and (vii) other risks including those identified in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise the forward looking statements made in this Form lO-KSB to reflect events or circumstances after the date of this Form lO-KSB or to reflect the occurrence of unanticipated events.

Overview

--------

We voluntarily filed for Chapter 11 Bankruptcy in the United States Bankruptcy Court, Middle District of Florida, on September 24, 1997, Case No. 97-15827-8P. Our Plan of Reorganization was approved by the Bankruptcy Court on June 19, 1998, and it was consummated by the Bankruptcy Court on July 13, 1999 under the Court's final decree. See Item 2, Legal Proceedings for a more detailed description of the bankruptcy proceedings.

Since filing for protection under Chapter 11 of the United States Bankruptcy Code, In September of 1997, We have significantly curtailed our electronics components business due to our inability to obtain credit lines. We have begun the process of reinvigorating our operations and intend to pursue acquisitions in the electronic components area to take advantage of tax loss carryforwards.

After the end of the year, we sold our rights to acquire Falls River. Upon collection of the amounts owed from this sale from Mike Matheny, a related party, which we expect before the end of 2000, we believe we may be able to attract business opportunities which may be more lucrative than those of our recent past.

Results of Operations

----------------------

The following discussion of results of operations relates to our operations on a historical basis. Because of the decision to liquidate our memory business, the initial launch of the Cordless Power Corporation rechargeable battery sales operations and, our agreements to acquire the rights to acquire Falls River which has since been sold, some of the historical information is no longer indicative of present or planned future operations. We expect changes in our operations to be reflected when we are no longer in the development stage.

General and Administrative Expenses
-----------------------------------

Our general and administrative expenses include overhead costs associated with our headquarters, which also serves as our operations center. General and administrative expenses have continued to increase as we develop and expands our business. We anticipate that these expenses will continue to increase as our business is expanded in the future, and further anticipates that these expenses will continue to be incurred in advance of projected revenue.

General and administrative expense was $451,858 for the year ended December 31, 1999. In 1998, all of our general and administrative expenses were associated with the bankruptcy and charged to loss from discontinued operations. Most of these expenses are attributable to overhead costs associated with Our headquarters and operations center, and the additional expenses related to real estate consulting services, and expenses incurred in the due diligence process of evaluating the potential of Virotest.

Debt Restructuring Gains
------------------------

At December 31, 1998, we recognized a gain of $5,956,183 as part of our gain from discontinued operations on the restructuring of debt pursuant to our Chapter 11 bankruptcy Plan of Reorganization. The gains on restructuring of debts represent settlement of past debts and do not reflect our revenues. We did not recognize any such gains in 1999 and do not expect to recognize any additional debt restructuring gains during the next 12 months.

Other Expenses
---------------
Depreciation and Amortization
------------------------------

Depreciation and amortization expense includes charges relating to depreciation of property and equipment, which consist principally of shipping equipment, furniture and equipment, leasehold improvements, and amortization of intangible assets should they arise. We depreciate our equipment over periods ranging from five (5) to seven (7) years and amortizes our intangible assets over periods ranging from three (3) to twenty-five (25) years. Depreciation and amortization expense was $22,867 for the year ended December 31, 1999 compared to $28,945 for the year ended December 31, 1998. Prior year amounts were included in income
(loss) from discontinued operations.

Interest and Other
------------------
Interest expense was $7,150 and $-0- for the years ended December 31, 1999 and 1998 respectively. Interest expense related primarily to debt undertook to settle with creditors arising from Our bankruptcy and debt incurred to fund real estate operations. We did not incur any significant interest income or expense and did not capitalize any interest.

The allowance for loss on real estate increased to $459,372 as of December 31, 1999, which represents the entire amounts invested. This increase was due to the increased expenditures into the Falls River Land Development, which is being reserved for since there is no assurance as to the recoverability of Our investment. We have made all required payments to date under our extension agreement.

Operations
----------
Our revenues in our discontinued battery division were $62,122 and our cost of sales was $23,519 for the year ended December 31, 1999, as compared to zero for the year ended December 31, 1998. Although we demonstrated progress in purchasing more effective advertising subsequent to year end, we were never able to purchase enough cost-effective advertising to bring Cordless Power to profitability, and we were unable to work out alternative arrangements such as a sale of the division and thus shut down our operation after year end to avoid further losses.

Inflation and Deflation
-----------------------
We do not believe that either inflation or deflation will have a significant effect on operations for the foreseeable future.

Market Risk Exposure
--------------------
With the cessation of the Cordless Power business, We are no longer subject to indirect foreign currency exchange rate risk relating to payments to suppliers. We do not consider the market risk exposure relating to foreign currency exchange to be or to have been material.

Financial Position, Liquidity and Capital Resources
---------------------------------------------------
Due to the need for working capital, we will continue to seek additional debt and/or equity financing from existing shareholders and other investment capital resources, however, no assurance can be given that we will be able to obtain other commitments. We have been funded through various equity and debt issuances in the recent past. Our belief is that the collection of the proceeds from the sale of our real estate operations (approximately $2.5 million in cash) will make us able to attract promising operating companies for mergers in our business line. Thereafter, we may need additional capital. Any potential merger and/or future equity investments may have a dilutive effect on the percentage of ownership of Our present shareholders. There can be no assurances that future capital will become available when needed, or at all.

These mergers may not come to fruition, or may result in substantial dilution to investors if they do come to fruition. There can be no assurance that we will be able to raise all needed amounts of capital. In the event that we are not able to obtain the needed funds in the future, we may not be able to continue operations or put our business plan into full effect.

ITEM 3.  DESCRIPTION OF PROPERTY
--------------------------------
Our temporary principal executive offices are 355 Interstate Boulevard, Sarasota, Florida, 34240. We pay approximately $1,000 per month for space it shares on an interim basis with Tampa Bay Financial, Inc., a related shareholder. The facility is used for office and administration.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners
-----------------------------------------------
The following table sets forth the share holdings of those persons who own more than five percent of our common stock as of November 30, 2000, based upon 94,437,391 outstanding shares:

                           Number of Shares Percentage

Name and Address          Beneficially Owned             of Class
-----------------         ------------------            -----------
Carl L. Smith                13,620,928(1)                  14.4%
355 Interstate Blvd.
Sarasota, FL 34240

Christopher R. Beck           5,000,000(2)                  5.29%
235 Sunrise Avenue
Suite C-24
Palm Beach, FL 33480
                             ----------                    ------
                             18,620,928                    19.69%
                             ==========                    ======


(1) Includes 10,769,368 shares owned by ASFT, Inc. (see "Security Ownership of Directors and Officers" below), 61,560 shares owned by Tampa Bay Financial, Inc. and 2,400,000 shares owned by Vikki C. Cook.

(2) Shares owned by United Funding Solutions, Inc. (see "Security Ownership of Directors and Officers" below).

Security Ownership of Directors and Officers
--------------------------------------------
The following table sets forth the shareholdings of our directors and executive officers as of November 30, 2000. Information regarding the capacities in which each person serves for us is contained in Pt. I, Item 5.

                              Number of Shares             Percentage

Name and Address             Beneficially Owned             of Class
----------------             ------------------            -----------
O. Howard Davidsmeyer, Jr.        4,507,525                     4.8%
5159 Riverwood Avenue
Sarasota, FL 34231

Carl L. Smith                    13,620,928                    14.4%
355 Interstate Blvd.
Sarasota, FL 34240

Matthew A. Veal                     600,000                    0.64%
1004 Marlin Lakes Circle #211
Sarasota, FL 34232                ----------                  ------

           Totals                18,728,453                   19.84%
                                  ==========                  ======

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The names of our executive officers and directors and the positions held by each of them are set forth below:

Name                        Age     Position               Held Position Since
-----                       ---     --------               -------------------
O. Howard Davidsmeyer, Jr.   78     Chairman, C.E.O.             1/92

Carl L. Smith                58     Director                     4/99


Matthew A. Veal              42     Director                     2/96
                                    Secretary/Treasurer

The term of office of each director is one year and until his or her successor is elected at our annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

Biographical Information
------------------------
Set forth below is certain biographical information with respect to each of our officers and directors.

O. Howard Davidsmeyer, Chairman of the Board of Directors. Mr. Davidsmeyer is 78 years of age. Mr. Davidsmeyer has been our chairman from 1994 to 1996 and again from 1997 to present. He also served as CEO from 1994 to 1995 and again from September 1999 to present. He has also served as chairman of DNA Print Genomics, Inc. f/k/a Catalyst Communications, Inc. from 1994 to 2000. Mr. Davidsmeyer's career extends many years and includes a variety of business and civic accomplishments.

Carl L. Smith, Director. Mr. Smith is 58 years of age. Mr. Smith is an entrepreneur in marketing, sales and business development. Mr. Smith has served as the CEO of DNA Print Genomics, Inc. f/k/a Catalyst Communications, Inc. from 1994 to present and has served on the Board of Directors of Diversified Resources Group, Inc. from 1994 to 1996 and from April 1999 to present. Mr. Smith has also been chairman of Tampa Bay Financial, Inc. from 1994 to present.

Matthew A. Veal, CFO. Mr. Veal is 42 years of age. Mr. Veal, a CPA, is currently CFO for DNA Print Genomics, Inc. f/k/a Catalyst and Tampa Bay Financial. From 1997 to 1998 he was Chief Accounting Officer for Kosmas Group International. From 1995 to 1997 he was CFO for Catalyst and from 1994 to 1995 he was CFO for ComCentral Corp. Mr. Veal served on the Boards of Directors of ComCentral and Data 1. Mr. Veal is a graduate of the University of Florida School of Accounting.

Family Relationships
--------------------
There are no family relationships between any director or executive officer.

Involvement in Certain Legal Proceedings
----------------------------------------
During the past five years, except as noted below, no present or former director, executive officer or person nominated to become a director or an executive officer of our Company:

- was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time, except Mr. Veal, Mr. Smith and Mr. Davidsmeyer having served as officers and directors of Diversified Resources Group, Inc. and Catalyst Communications, Inc., which filed for bankruptcy in 1997 and 1998, respectively;

- was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

 - was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

 - was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Executive Committee: In December 2000, the Board of Directors intends to establish an executive committee (the "Executive Committee"), which is granted such authority as may be determined from time to time by a majority of the Board of Directors. The Executive Committee will consist of Messrs. Davidsmeyer and Smith.

Audit Committee: The Board of Directors has established an audit committee (the "Audit Committee"), which consists of two or more directors (currently Smith and Davidsmeyer). The Audit Committee was established to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees, and review the adequacy of Our internal accounting controls.

Compensation Committee: Shortly after completion of Our registration, the Board of Directors had intended to establish a compensation committee (the "Compensation Committee"), which would consist of two or more non-employee or independent directors to the extent required by Rule 16b-3 under the Exchange Act and Section 162(m) of the Code, to determine compensation for our senior executive officers. This has been tabled since there are no employees.

Nominating Committee: Shortly after completion of Our registration, the Board of Directors will establish a nominating committee (the "Nominating Committee"), which will initially consist of Messrs. Smith and Veal. The function of the Nominating Committee will be to recommend to the full board of Directors nominees for election as directors and the composition of committees of the Board of Directors.

The Board of Directors initially will not have any other committees.

Director Compensation
----------------------
Except for those shares granted to directors for board services (see "Certain Relationships and Related Transactions" and "Recent Sales of Unregistered Securities"), We do not currently contemplate any compensation to our directors for 2000/2001.

ITEM 6. EXECUTIVE COMPENSATION

The following tables set forth certain summary information concerning the compensation paid or accrued for each of our last three completed fiscal years or our principal subsidiaries chief executive officer and each of our other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 1999 the end of our last completed fiscal year). During the periods covered by the table, Mr. Kamkar served as President. Mr. Kamkar was also President of the two subsidiaries. Mr. Kamkar resigned all positions effective April 1999. During the periods covered by the table, Mr. Sovich served as Vice-President. Mr. Sovich resigned his position effective June 30, 1999.

                           SUMMARY COMPENSATION TABLE

                             Long Term Compensation

                  Annual Compensation                           Awards            Payouts
Name and                                    Other         Restricted
Principal                                   Annual        Stock     Options   LTIP    All other
Position   Year        Salary      Bonus($) Compensation  Awards     /SARs    Payout  Compensation
           ----        ------     -------- ------------   ------     ------   ------  ----------
Michael     12/31/00                   0        0            0           0       0             0
Kamkar,     12/31/99    38,795         0        0            0           0       0        48,462(1)
Former      12/31/98   110,427         0        0            0           0       0             0
President

Richard     12/31/00         0         0        0            0           0       0             0
L. Sovich,  12/31/99    48,209         0        0            0           0       0       101,654(2)
Former      12/31/98    92,282         0        0            0           0       0             0
Vice President

O. Howard   12/31/00         0         0        0            0           0       0             0
Davidsmeyer 12/31/99         0         0        0            0           0       0             0
Jr.Chairman 12/31/98         0         0        0        4,000(3)        0       0             0
and CEO

Carl L.     12/31/00         0         0        0            0      58,078(4)    0             0
Smith,      12/31/99         0         0        0            0     269,512(4)    0             0
Director    12/31/98         0         0        0            0           0       0             0

Christopher 12/31/99         0         0        0      320,000(5)        0       0             0
R. Beck,    12/31/98         0         0        0            0           0       0             0
Director

(1)Received $48,462 in cash towards $100,000 settlement of employment agreement. Also Company had forgiven loans of $55,250 as part of settlement.

(2)Received $34,615 in cash towards $100,000 settlement of employment agreement. Also Company had forgiven loans of $56,250 as part of settlement. Also received 2,031,478 shares for deferred salaries in 1997 and 1998.

(3)Received $4,000 in the form of 160,000 shares at $.025 per share for board services for 1997, 1998 and 1999 (paid during 1999).

(4)Received 8,983,720 shares at $.03 per share in 1999 and 1,161,560 shares at $.05 per share in 2000 for services (see "Recent Issuances of Unregistered Securities").

(5)Received 10,000,000 shares at $.032 per share in connection with Consulting Fee Agreement with Cordless Power Corporation (see "Recent Issuances of Unregistered Securities"). Mr. Beck served as a director from August 1999 to October 2000.

Cash Compensation Awards
------------------------
No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to Our we during the years ended December 31, 1999 and 1998, or the period ended September 30, 2000, except as set forth in the Summary Compensation Table. Further, no member of our Company has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Stock Option or Benefit Plans
-----------------------------
We do not have any stock option or benefit plans.

Compensation of Directors
-------------------------
Our directors have been compensated $200 per month for services provided as a director. No additional amounts are payable to our directors for committee participation or special assignments.

Employment Contracts, Termination, Change in Control Arrangements
-----------------------------------------------------------------
Other than the Settlement of Employment Agreements with Michael Kamkar and Richard L. Sovich, dated April 24, 1999, and July 12, 1999, respectively, and the Stock Performance Agreements with United Funding Solutions, Inc., dated July 17, 1999, there are no employment contracts, compensatory plans or arrangements, including payments to be received, with respect to any director or executive officer which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with us or our subsidiaries, any change in control, or a change in the person's responsibilities following a change in control. Copies of the agreements are attached hereto and incorporated herein by reference. See Part III, Item 1.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Others
---------------------------------------

The information set forth below is provided based on what we believe may be material to the shareholders in light of all the circumstances of the particular case. The significance of the transactions disclosed may be evaluated by each shareholder after taking into account the relationship of the parties to the transactions and the amounts involved in the transactions.

The only transactions between members of management, nominees to become directors or executive officers, 5% stockholders, or promoters or persons who may be deemed to be parents are:

Interested                                            No. of      Price per
Party                         Purpose     Date        Shares      Share
--------                      -------     ----        ------      ---------

1999 Services and Sale of Stock
-------------------------------

Tampa Bay Financial, Inc.     Services    2000     1,161,560     $.05
                              & use of
                              Facilities

O. Howard Davidsmeyer         Director    1999       160,000     $.03
                              Fees

Matthew A. Veal               Director    1999       160,000     $.03

Carl L. Smith, III            Services    1999       500,000     $.03

ASFT, Inc.                    Services    1999    12,562,800     $.03

United Funding                Services    1999     1,000,000     $.033

Vikki C. Cook                 Services    1999     3,000,000     $.03

Tampa Bay Financial, Inc.     Cash &      1999     5,452,080     $.025
                              Equipment

O. Howard Davidsmeyer         Cash        1999     2,100,000     $.025

Matthew A. Veal               Services    1999       340,000     $.03

James M. Matheny              Cash        1999       400,000     $.025


Cordless Power Consulting Services
----------------------------------

United Funding                Consulting  1999    10,000,000     $.033
                              Services

Prior Chief Financial Officer Settlement
----------------------------------------
Richard L. Sovich             Services    1999     2,031,478     $.033

Stock Sale Pursuant to Bankruptcy Court Authorization
-----------------------------------------------------
ASFT, Inc.                    Cash        1998     3,500,000     $.05

ASFT, Inc.                    Cash        1999     3,500,000     $.05

Bankruptcy Settlement
---------------------
ASFT, Inc.                    Settlement  1998    11,000,000     $.05
                              of claims in
                              bankruptcy

All payments services and subscriptions associated with these issuances are fully consummated without future obligation on the part of any of the parties.

ITEM 8. DESCRIPTION OF SECURITIES

General
--------

We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share (the "Common Stock") and 1,000,000 shares of preferred stock, par value $0.001 per share (the "Preferred Stock"), with 94,437,391 shares of Common Stock and no shares of Preferred Stock issued and outstanding at November 30, 2000. Our Board of directors has authority, without action by or vote of Our Shareholders, to issue all or part of the authorized but unissued shares and to effect a 10 for 1 reverse split increasing the number of authorized post split shares to 100,000,000. In addition, our Board of Directors has authority, without action by or vote of our Shareholders, to fix and determine the rights, preferences, and privileges of the Preferred Stock, which may be given voting rights superior to that of the Common Stock, which power may be used to hinder or deter a takeover proposal, should any occur. Any issuance of additional shares of Common Stock or Preferred Stock will dilute the percentage ownership interest of Shareholders and may further dilute the book value of our shares.

Common Stock
------------

The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. Our bylaws provide that a majority of the issued and outstanding shares of we constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

Shareholders of we have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of we, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay dividends in the foreseeable future.

Preferred Stock
---------------

The authority to issue the Preferred Stock is vested in the board of directors, which has authority to fix and determine the powers, qualifications, limitations, restrictions, designations, rights, preferences, or other variations of each class or series within each class which we are authorized to issue. The above described authority of the Board of Directors may be exercised by corporate resolution from time to time as the Board of directors sees fit.

                                     PART II

Item 1.  Market Price of and Dividends on Our Common Equity and
         Other Shareholder Matters

Until November 1, 1999, Our common stock was quoted under the symbol "DRGI" (formerly "DMEM") on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). There is no assurance that any current market for Our common stock will develop or be maintained. For any market that develops for Our common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of we and others may have a substantial adverse impact on any such public market. Information about the dates when current holders' Rule 144 holding period of "restricted securities" commenced can be found under the caption "Recent Sales of Unregistered Securities," Part II, Item 4. A minimum holding period of one year is required for resale under Rule 144, along with other pertinent provisions, including publicly available information concerning us (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing of all reports required to be filed with the Securities and Exchange Commission; limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form 144.

Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having our securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the 1934 Act. Under the "phase-in" schedule of the NASD, we had until November 1, 1999, within which to become a "reporting issuer," and to satisfy all comments of the Securities and Exchange Commission respecting this Registration Statement. This Registration Statement will not become effective for 60 days from the date of our filing, and we have not timely satisfied those quotation requirements of the NASD. Therefore, OTC Bulletin Board quotations of Our common stock ceased on November 1, 1999, and our common stock has thereafter be quoted in the "Pink Sheets" of the NQB. Once the Form 10 SB has cleared comments, we will seek to have our common stock reinstated for quotations on the OTCBB.

The following quotations were provided by the National Quotation Bureau, and do not represent actual transactions; these quotations do not reflect dealer markups, markdowns or commissions.

                            STOCK QUOTATIONS

Quarter ended:                     High            Low
--------------------              -------         -----
March 31, 1998                    $0.02           $0.01
June 30, 1998                     $0.14           $0.01
September 30, 1998                $0.08           $0.03
December 31, 1998                 $0.05           $0.02

March 31, 1999                    $0.04           $0.02
June 30, 1999                     $0.05           $0.03
September 30, 1999                $0.29           $0.03
December 31, 1999                 $0.08           $0.03

March 31, 2000                    $0.115          $0.025
June 30, 2000                     $0.085          $0.035
September 30, 2000                $0.07           $0.02

Holders
-------
The number of record holders of our securities as of the date of this Registration Statement is approximately 410.

Dividends
---------
We have not declared any cash dividends with respect to our common stock, and do not intend to declare dividends in the foreseeable future. Our future dividend policy cannot be ascertained with any certainty, and if and until we complete any significant sales of our products, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, our ability to pay dividends on our securities.

Transfer Agent
--------------
Our transfer agent is Standard Registrar and Transfer Company, located at 12528 South 1840 East, Draper, Utah 84020.

ITEM 2.  LEGAL PROCEEDINGS

We voluntarily filed for Chapter 11 Bankruptcy in the United States Bankruptcy Court, Middle District of Florida, on September 24, 1997, Case No. 97-15827-8P. Our Plan of Reorganization was approved by the Bankruptcy Court on June 19, 1998, and it was consummated by the Bankruptcy Court on July 13, 1999 under the Court's final decree. A summary of the terms and creditors of the bankruptcy are as follows:

Creditors                        Amount              Number         Promissory
Receiving Stock                of Claim           of Shares         Note

ASFT, Inc.                   $5,500,000          11,000,000
Admore Memory, Ltd.              $2,873               1,040
American Business Credit         $1,668                 260
Anthem Electronics             $193,504             100,360
ACSII Group, Inc.                $3,250               1,560
Centon Electronics, Inc.        $10,616               5,200
Data 1 Canada, Ltd (Dr. Ebert) $283,492             147,160
Federal Express                  $7,220               3,640
Harrell, Ostow, Higgins & Keane  $9,750               4,680
Pioneer Electronics            $388,710             201,760
LeCompte & Stevenson            $60,750              31,200
MCI Telecommunications           $3,718               1,560
NACM North Central               $1,265                 520
Ginger Perusek                   $8,037               4,160
Pinto & Dubia                    $1,784                 520
RHI                              $3,036               1,560
Sayco Equipment Sales            $1,391                 520
Westpac Technologies             $7,500               3,640
Wyle                           $850,925             442,000


Creditors
Receiving Notes

Aloa Leasing                     $1,668.48                              $166.84
First Capital Exchange         $157,500.00                           $15,750.00
GTE Florida, Inc.                $2,444.08                              $244.41
Hamilton Hallmark              $727,581.08                           $72,758.11
Holmes, Roberts & Dunn           $1,970.50                              $197.05
Marshall Industries            $128,949.75                           $12,849.48
Micron Semi-Conductor          $201,000.00                           $20,100.00
SP Solomon Enterprise            $4,360.63                              $551.24
Tampa Bay Financial, Inc.    $1,100,000.00                          $110,000.00


The United States Securities and Exchange Commission ("SEC") has entered a formal order of investigation styled as "In the matter of Diversified Resources Group, Inc. (NY/6573)." On or about September 30, 1999, we received a subpoena duces teum requesting that we provide the Northeast Regional Office of the SEC with various documents regarding past, present and intended business operations, financial statements and underlying financial records, prior news releases, and other documentation. We have provided the documentation requested and has and intends to continue to fully cooperate with this formal order of investigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

       None

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

1999 Services and Sale of Stock
-------------------------------
In 2000, we issued 1,161,560 shares of restricted common stock to Tampa Bay Financial, Inc. to resolve $58, 078 of debt. Our also issued 1,200,000 restricted common stock to unrelated parties for $250,000 in cash.

In 1999, we issued 4,883,880 shares of Common Stock for cash, professional services and equipment. The value for the services was placed at an average of $0.03 per share. Of these shares, a total of 2,006,720 shares was issued for services and equipment, including 1,686,720 shares to Tampa Bay Financial, Inc., and 160,000 shares each to O. Howard Davidsmeyer and Matthew Veal, two of Our directors, for director fees. The aggregate offering price for the securities issued for services was determined to be the fair market value for the services provided. The services consisted of administrative services, product line development services, and merger and acquisition services.

In 1999, We issued 33,192,120 shares of Common Stock for cash (25,695,720 shares at $0.025 per share) and services (7,496,400 shares at an average price of $0.03 per share). Of these shares, a total of 25,354,880 shares were issued to officers and directors and affiliates as follows:

 - 500,000 shares to Carl Smith III, a relative of director Carl L. Smith;
 - 12,562,800 shares to ASFT, Inc., a company controlled by Vikki C. Cook;
 - 1,000,000 shares to United Funding Solutions, Inc., an entity controlled by a former director, Christopher Beck;
 - 3,000,000 shares to Vikki Cook;
 - 5,452,080 shares to Tampa Bay Financial, Inc., a company owned 55% by Vikki Cook, whose president is Vikki Cook, and whose vice-president is Matthew Veal, a director and Chief Financial Officer;

-  2,100,000  shares to O.  Howard  Davidsmeyer,  our CEO;
- 340,000  shares to Matthew Veal; and
- 400,000 shares to James M. Matheny, a former director.

Cordless Power Consulting Services
----------------------------------

In 1999, we issued 10,000,000 shares of Common Stock to United Funding Solutions, Inc., a company controlled by Christopher Beck, a director, for professional services in connection with establishing Our battery division. The value for the services was placed at an average of $0.032 per share. The aggregate offering price for the securities issued for services was determined to be the fair market value for the services provided.

Prior Chief Financial Officer Settlement
----------------------------------------
In 1999, we issued 2,031,478 shares of Common Stock in settlement of an employment agreement valued at $0.033 per share. These shares were issued to Richard L. Sovich, who retired as an officer and director in July 1999.

Stock Sale pursuant to Bankruptcy Court Authorization
-----------------------------------------------------
In 1998, we issued 4,707,504 shares of Common Stock in a private placement for cash at an average price of $0.05 per share. Of these shares, a total of 3,500,000 shares were issued to ASFT, Inc., a company controlled by Vikki C. Cook.

In 1998, we issued 5,292,496 shares of Common Stock in a private placement for subscription receivables at an average price of $0.05 per share to certain investors. Of these shares, a total of 3,500,000 shares were issued to ASFT, Inc., a company controlled by Vikki C. Cook.

Bankruptcy Settlement
---------------------
In 1998, in connection with our bankruptcy proceedings, we issued 11,952,380 shares of Common Stock to certain creditors for conversion of outstanding indebtedness at an average price of $0.05 per share. A total of 11,000,000 shares were issued to ASFT, Inc., a company controlled by Vikki C. Cook, which had purchased the largest claim, formerly owned by Digital Equipment Corporation, Inc., $5,500,000 against us for $728,329.85. The remainder were issued to unaffiliated former creditors. See Item 2, Legal Proceedings for a more detailed discussion of the bankruptcy.

Each of these persons had access to all material information regarding the Company prior to the offer or sale of these securities. We believe that all unaffiliated investors were either accredited or sophisticated; ASFT, Inc. and Tampa Bay Financial, Inc. are beneficially owned by Vikki C. Cook who is an "accredited investor"; and the other shares were issued to directors or executive officers who had access to all material information respecting our company. The offers and sales of all of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof, and from similar applicable states' securities laws, rules and regulations exempting the offer and sale of these securities by available state exemptions from required registration.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 16-10a-901 through 909 of the Utah Revised Business Corporation Act provides in relevant parts as follows:

     (1) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or our equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (2) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in our favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in 1) or (2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (4) The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above discussed sections of the Utah Revised Business Corporation Act.

Our certificate of incorporation and bylaws provide that we "may indemnify" to the full extent of our power to do so, all directors, officers, employees, and/or agents. We anticipate that we will indemnify our officers and directors to the full extent permitted by the above-quoted statute.

Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to officers and directors of we pursuant to the foregoing provisions or otherwise, we are aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Limitations on Liability
-------------------------

Subsequent to our incorporation, the state of Utah enacted a statute limiting the liability of officers and directors and our shareholders in certain circumstances. We have determined that it would be advantageous for us to amend our Articles of Incorporation to include the protections provided to officers and directors pursuant to Section 16-10a-841 of the Utah Revised Business Corporation Act.

The amendment to the Articles of Incorporation would eliminate the personal liability of a director to us or our shareholders for monetary damages for any action taken or any failure to take any action, as a director, except liability for (a) the amount of a financial benefit received by a director to which he is not entitled; (b) an intentional infliction of harm to the corporation or the shareholders; (c) an unlawful distribution; or (d) an intentional violation of a criminal law.

It should be noted that the provisions eliminating liability of directors limit the remedies available to a shareholder dissatisfied with a Board decision which is protected by the provision. An aggrieved shareholder's only remedy in such a circumstance is to sue to stop the completion of the Board's action. In many situations, this remedy may not be effective. Shareholders, for example, may not be aware of a transaction or an event until it is too late to prevent it. In these cases, the shareholders and the Company could be injured by a careless Board decision and yet have no effective remedy.

We believe that limiting director's liability is in the best interest of the shareholders and our Company, as it should enhance our ability to attract and retain qualified individuals to serve as directors by assuring directors (and potential directors) that their good faith decisions will not be second-guessed by a court evaluating decisions with the benefit of hindsight. This is particularly applicable, we believe, in the recruitment of outside directors who are not employees and who may, therefore, bring additional objectivity and experience to the Board of Directors. We believe that the diligence exercised by directors stems primarily from their desire to act in our best interest and not from a fear of monetary damage awards. Consequently, we believe that the level of scrutiny and care exercised by directors will not be lessened by this provision of the Articles of Incorporation.

Indemnification of Officers, Directors and Others
-------------------------------------------------

This Article has been added to provide that we shall indemnify directors to the fullest extent permitted by the RBCA and that we may indemnify officers, employees, or agents as authorized by the bylaws and the Board of Directors. The Board of Directors believes that indemnification for directors is important to enable us to attract and retain competent directors. The Board of Directors believes that permissive indemnification for others, as determined by the Board of Directors, is important because it permits indemnification in appropriate circumstances.

The indemnification provisions in the Amended Articles may require us to indemnify individuals against expenses, including attorney's fees, judgments, fines and amounts paid in settlement that may arise by reason of their status or service as directors, officers, or agents (other than liabilities arising from willful misconduct of a culpable nature) and to advance expense incurred as a result of any proceeding against them as to which they could be indemnified. As a result of such indemnification limitations, any large damage awards that are not compensated by insurance will come directly from our treasury.

Subsequent to shareholder approval of the above Amended Articles in April 1999, the board of directors adopted revisions to Our Bylaws to include Article V, Indemnification of Directors, Officers, Agents and Employees. This Article parallels the provisions adopted in the Amended Articles of Incorporation.


                                    PART F/S
                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

YEAR END
---------
Our consolidated balance sheets of Diversified Resources Group, Inc. and Subsidiaries as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1999 and 1998, have been examined to the extent indicated in their reports by HJ & Associates, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein.

                       INDEPENDENT AUDITORS' REPORT

Board of Directors

Diversified Resources Group, Inc. and Subsidiaries
(Formerly Data 1, Inc.)
(A Development Stage Company)
Sarasota, Florida

We have audited the accompanying consolidated balance sheet of Diversified Resources Group, Inc. and Subsidiaries (formerly Data 1, Inc.) (a development stage company) as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1999 and 1998 and from the inception of the development stage on December 31, 1998 through December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diversified Resources Group, Inc. and Subsidiaries (formerly Data 1, Inc.) (a development stage company) as of December 31, 1999, and the consolidated results of their operations and their cash flows for the years ended December 31, 1999 and 1998 and from the inception of the development stage on December 31, 1998 through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the consolidated financial statements, the Company's recurring losses from operations and net accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 5. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Jones, Jensen & Company
Salt Lake City, Utah

March 15, 2000

                        DIVERSIFIED RESOURCES GROUP, INC.
                                AND SUBSIDIARIES
                             (Formerly DATA 1, INC.)
                          (A Development Stage Company)

                        Consolidated Financial Statements

                                December 31, 1999

                              C O N T E N T S

Independent Auditors' Report ........................................... 25

Consolidated Balance Sheet ............................................. 28

Consolidated Statements of Operations .................................. 30

Consolidated Statements of Stockholders' Equity (Deficit) .............. 31

Consolidated Statements of Cash Flows ...................................33

Notes to the Consolidated Financial Statements ..........................35

                 DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                             (Formerly Data 1, Inc.)
                          (A Development Stage Company)
                           Consolidated Balance Sheet

                                     ASSETS

                                                                    December 31,
                                                                        1999

CURRENT ASSETS

  Cash                                                             $      3,565
  Inventory                                                              14,891
  Accounts receivable                                                     5,571
  Prepaid expenses, net                                                   8,433
  Undeposited funds                                                       1,080
                                                                    ------------

     Total Current Assets                                                33,540
                                                                    ------------

FIXED ASSETS (Note 2)

  Computers                                                              41,238
  Test equipment                                                          1,569
  Office equipment                                                       20,380
  Software                                                               32,475
  Accumulated depreciation                                              (83,145)
                                                                    ------------

     Net Fixed Assets                                                    12,517
                                                                    ------------

OTHER ASSETS

  Deposits on land, net (Note 3)                                              -
                                                                    ------------

     Total Other Assets                                                       -
                                                                    ------------

     TOTAL ASSETS                                                  $     46,057
                                                                    ============



The accompanying notes are an integral part of these consolidated financial statements

                 DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                             (Formerly Data 1, Inc.)
                          (A Development Stage Company)
                       Consolidated Balance Sheet (Continued)


                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                    December 31,
                                                                        1999

CURRENT LIABILITIES

  Cash overdraft                                                   $        987
  Accounts payable - trade                                               75,446
  Accounts payable - related party (Note 8)                              58,078
  Accrued expenses (Note 4)                                              94,308
  Current portion of long-term debt (Note 7)                             19,858
  Notes payable - related party (Note 8)                                375,991
                                                                    ------------

     Total Current Liabilities                                          624,668
                                                                    ------------

LONG-TERM DEBT (Note 7)                                                  48,018
                                                                    ------------

     Total Liabilities                                                  672,686
                                                                    ------------

COMMITMENTS AND CONTINGENCIES (Note 3)

STOCKHOLDERS' EQUITY (DEFICIT)

  Preferred stock, $0.001 par value, 1,000,000 shares authorized,
    -0- shares issued and outstanding                                         -
  Common stock, $0.001 par value, 100,000,000 shares authorized;
    issued and outstanding 92,075,831 shares                             92,076
  Additional paid-in capital                                          6,326,798
  Accumulated deficit prior to development stage                     (4,512,614)
  Accumulated deficit from inception of the development stage on
    December 31, 1998                                                (2,532,889)
                                                                    ------------

     Total Stockholders' Equity (Deficit)                              (626,629)
                                                                    ------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)          $     46,057
                                                                    ============


The accompanying notes are an integral part of these consolidated financial statements

                 DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                             (Formerly Data 1, Inc.)
                          (A Development Stage Company)
                      Consolidated Statements of Operations


                                                                          From
                                                                     Inception of the
                                                                       Development
                                                                         Stage on
                                                                       December 31,
                                                For the Years Ended    1998 Through
                                                   December 31,        December 31,
                                              ----------------------      1999
                                              1999            1998   --------------
REVENUES

  Sales, net                                  $    19,485 $    -      $    19,485
  Cost of sales                                    10,306      -           10,306
                                              ----------- ----------- -----------

     Gross Margin                                   9,179      -            9,179
                                              ----------- ----------- -----------

OPERATING EXPENSES

  General and administrative                      451,858      -          451,858
  Depreciation and amortization                    22,867      -           22,867
                                              ----------- ----------- -----------

     Total Operating Expenses                     474,725      -          474,725
                                              ----------- ----------- -----------

LOSS FROM OPERATIONS                             (465,546)     -         (465,546)
                                              ----------- ----------- -----------

OTHER INCOME (EXPENSE)

  Allowance - land                               (459,372)     -         (459,372)
  Interest expense                                 (7,150)     -           (7,150)
  Other income                                      5,400      -            5,400
                                              ----------- ----------- -----------

     Total Other Income (Expense)                (461,122)     -         (461,122)
                                              ----------- ----------- -----------

LOSS BEFORE DISCONTINUED OPERATIONS              (926,668)     -         (926,668)
                                              ----------- ----------- -----------

INCOME (LOSS) FROM DISCONTINUED OPERATIONS     (1,606,221)  5,266,956  (1,606,221)
                                              ----------- ----------- -----------

INCOME (LOSS) BEFORE INCOME TAXES              (2,532,889)  5,266,956  (2,532,889)

INCOME TAX EXPENSE                                 -           -           -
                                              ----------- ----------- -----------

NET INCOME (LOSS)                             $(2,532,889)$ 5,266,956 $(2,532,889)
                                              =========== =========== ===========

BASIC INCOME (LOSS) PER SHARE
  Loss before discontinued operations         $     (0.01)$    -
  Discontinued operations                           (0.03)       0.17
                                              ----------- -----------

BASIC INCOME (LOSS) PER SHARE                 $     (0.04)$      0.17
                                              =========== ===========

WEIGHTED AVERAGE SHARES OUTSTANDING            62,901,490  30,798,039
                                              =========== ===========

The accompanying notes are an integral part of these consolidated financial statements

                 DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                             (Formerly Data 1, Inc.)
                           (A Development Stage Company)
              Consolidated Statements of Stockholders' Equity (Deficit)


                                                                    Additional  Stock
                                                Common Stock        Paid-in     Subscription    Accumulated
                                            Shares      Amount      Capital     Receivable      Deficit
                                         -----------   ---------    ----------  ------------    -----------
Balance, December 31, 1997                19,091,973   $  19,092   $ 3,332,971  $ (115,000)     $(9,779,570)

Adjustment for reduction of
 subscription price                                -           -      (103,500)    103,500                -

Common stock issued for cash
 at $0.05 per share                        4,707,504       4,708       230,667           -                -

Common stock issued for settlement
 of debt at $0.05 per share               11,952,380      11,952       585,666           -                -

Common stock issued for subscriptions
 receivable at $0.05 per share             5,292,496       5,292       259,333    (264,625)               -

Net income for the year
 ended December 31, 1998                           -           -             -           -        5,266,956
                                         -----------   ---------    ----------  ------------    -----------

Balance, December 31, 1998                41,044,353   $  41,044   $ 4,305,137  $ (276,125)     $(4,512,614)
                                         -----------   ---------    ----------  ------------    -----------

     The accompanying notes are an integral part of these consolidated financial statements

                 DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                             (Formerly Data 1, Inc.)
                           (A Development Stage Company)
       Consolidated Statements of Stockholders' Equity (Deficit) (Continued)


                                                                    Additional  Stock
                                               Common Stock         Paid-in     Subscription    Accumulated
                                            Shares      Amount      Capital     Receivable      Deficit
                                         -----------   ---------    ----------  ------------    -----------
Balance, December 31, 1998                41,044,353   $  41,044   $ 4,305,137  $  (276,125)    $(4,512,614)

Receipt of stock subscription
 receivable                                        -           -             -      276,125               -

Common stock issued for services
 at $0.031 per share                       2,208,400       2,208        66,252            -               -

Common stock issued for services
 at $0.03 per share                        4,390,000       4,390       127,310            -               -

Common stock issued for services
 at $0.044 per share                         242,000         242        10,406            -               -

Common stock issued for services
 at $0.35 per share                        2,031,478       2,032        69,070            -               -

Common stock issued for services
 at $0.035 per share                         840,000         840        28,560            -               -

Common stock issued for services
 at $0.033 per share                       1,880,000       1,880        60,160            -               -

Common stock issued for cash,
 services and forgiveness of debt
 at $0.044 per share                      30,439,600      30,440     1,308,903            -               -

Common stock issued for services
 at $0.04 per share                        9,000,000       9,000       351,000            -               -

Net (loss) for the year
 ended December 31, 1999                           -           -             -            -      (2,532,889)
                                         -----------   ---------    ----------  ------------    -----------

Balance, December 31, 1999                92,075,831   $  92,076   $ 6,326,798  $         -     $(7,045,503)
                                         ===========   =========    ==========  ============    ===========



The accompanying notes are an integral part of these consolidated financial statements

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                             (Formerly Data 1, Inc.)
                          (A Development Stage Company)
                       Consolidated Statements of Cash Flows

                                                                                     From
                                                                               Inception of the
                                                                                  Development
                                                                                    Stage on
                                                                                  December 31,
                                                   For the Years Ended            1998 Through
                                                        December 31,              December 31,
                                                    1999          1998                1999
                                              ------------   -------------      ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income (loss)                           $(2,532,889)   $ 5,266,956          $(2,532,889)
  Adjustments to reconcile net income
   (loss) to net cash used in operating
   activities:
   Depreciation and amortization                   22,867         28,945               22,867
  Loss on disposition of fixed assets                   -          2,977                    -
  Gain on restructuring of debt                         -     (5,956,183)                   -
  Stock issued for services                     1,425,300              -            1,425,300
  Allowance of deposits on land                   459,372              -              459,372
   Stock  subscription  received by
    services  and  forgiveness                    276,125              -              276,125
  Changes in assets and liabilities:
   (Increase) decrease in inventory               (14,691)         4,129              (14,691)
   (Increase) decrease in accounts receivable      (5,571)         2,339               (5,571)
   (Increase) decrease in prepaid expenses         (5,250)        (3,183)              (5,250)
   (Increase) decrease in other assets              3,965         31,126                3,965
  Increase (decrease) in cash overdraft           (16,494)        17,481              (16,494)
   Increase (decrease) in accounts payable         49,655         63,817               49,655
   Increase (decrease) in accrued expenses        (95,081)        79,718              (95,081)
                                              ------------   -------------      ---------------

     Net Cash Provided (Used) by Operating
       Activities                                (432,692)      (461,878)            (432,692)
                                              ------------   -------------      ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:

  (Increase) in deposits on land                 (459,372)             -             (459,372)
                                              ------------   -------------      ---------------

   Net Cash Used by Investing Activities         (459,372)             -             (459,372)
                                              ------------   -------------      ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Proceeds from notes payable                     375,991              -              375,991
  Payments on notes payable                       (33,214)             -              (33,214)
  Collections from related parties                  6,984        213,837                6,984
  Issuance of common stock for cash               543,393        235,375              543,393
                                              ------------   -------------      ---------------

     Net Cash Provided by Financing Activities$   893,154    $   449,212           $  893,154
                                              ------------   -------------      ---------------

The accompanying notes are an integral part of these consolidated financial statements

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                             (Formerly Data 1, Inc.)
                           (A Development Stage Company)
                 Consolidated Statements of Cash Flows (Continued)

                                                                                   From
                                                                              Inception of the
                                                                                Development
                                                                                  Stage on
                                                                                 December 31,
                                                 For the Years Ended            1998 Through
                                                      December 31,              December 31,
                                                   1999        1998                 1999
                                              ------------ ------------    ------------------
Net Increase (Decrease) in Cash               $     1,090   $   (12,666)      $     1,090

CASH AT BEGINNING OF YEAR                           2,475        15,141             2,475
                                              -----------  -------------   ------------------

CASH AT END OF YEAR                           $     3,565   $     2,475       $     3,565
                                              ===========  =============   ==================

CASH PAID FOR:

  Interest expense                            $         -   $         -       $         -
  Income taxes                                $         -   $         -       $         -

NON CASH FINANCING ACTIVITIES:

  Common stock issued in settlement of debt   $    90,000   $   597,618       $    90,000
  Common stock issued for subscriptions
   receivable                                 $         -   $   264,625       $         -
  Common stock issued for fixed asset         $     5,000   $         -       $     5,000


The accompanying notes are an integral part of these consolidated financial statements

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                             (Formerly Data 1, Inc.)
                          (A Development Stage Company)
                    Notes to Consolidated Financial Statements
                                December 31, 1999

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

         The Company was incorporated under the laws of the State of Utah on July 31, 1984. The Company has a wholly-owned Delaware subsidiary, named Data 1, Inc., a wholly-owned subsidiary named Memory 1, Inc., and a wholly-owned subsidiary named Cordless Power Corporation. The Company changed its name to Diversified Resources Group, Inc. in May 1999. The Company has not paid dividends. Dividends that may be paid in the future will depend on the financial requirements of the Company and other relevant factors. The Company is considered a development stage company per SFAS No. 7 because it has not substantially began operations.

         Memory 1, Inc. (Mem 1) was organized February 6, 1996 under the laws of the State of Florida to engage in the business which includes the manufacturing and marketing of computer memory devices. During 1999, the Company discontinued the computer memory business and Mem 1 is currently inactive.

         Cordless Power Corporation was organized April 19, 1999 under the laws of the State of Florida to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Florida. Cordless Power Corporation is currently engaging in the business of retailing cellular telephone batteries and accessories.

         On May 17, 1999, the shareholders of the Company approved and amended the Articles of Incorporation to increase the Company's authorized common shares to 100,000,000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. Accounting Method

         The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has adopted a calendar year end.

         b. Basic Income (Loss) Per Share

         The computation of basic income (loss) per share of common stock is based on the weighted average number of shares outstanding at the date of the consolidated financial statements as follows:

                                                         For the Years Ended
                                                             December 31,
                                                     ---------------------------
                                                           1999           1998
                                                      ------------   -----------
         Numerator:
               Loss before discontinued operations    $   (926,668)  $         -
               Discontinued operations                $ (1,606,221)  $ 5,266,956

         Denominator (weighted average number
           of shares outstanding)                       62,901,490    30,798,039

         Income (loss) per share
               Net loss before reorganization         $      (0.01)  $         -
               Gain on restructure of debt            $      (0.03)  $      0.17
                                                      ------------   -----------

                                                      $      (0.04)  $      0.17
                                                      ============   ===========

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                             (Formerly Data 1, Inc.)
                          (A Development Stage Company)
                    Notes to Consolidated Financial Statements
                                December 31, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         b.  Basic Income (Loss) Per Share (Continued)

         Dilutive loss per share is not presented as there are no potentially dilutive items outstanding.

         c.  Income Taxes

         At December 31, 1999, the Company had a net operating loss carryforward of approximately $6,500,000 that may be offset against future taxable income in various years through 2019. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused. Accordingly, the potential tax benefits of the loss carryforward are offset by a valuation allowance of the same amount.

         d. Cash Equivalents

         The Company considers all highly liquid investments and deposits with a maturity of three months or less when purchased to be cash equivalents.

         e. Revenue Recognition

         Revenue is recognized upon shipment of goods to the customer. Sales primarily require immediate payment or cash on delivery.

         f.  Restated Consolidated Financial Statements

         Prior period consolidated financial statements have been restated to conform with current consolidated financial statement presentation.

         g.  Depreciation

         Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets, primarily from three to seven years.

         h.  Principles of Consolidation

          The December 31, 1999 consolidated financial statements include those of the Company and its wholly-owned subsidiaries Data 1, Inc., Memory 1, Inc., and Cordless Power Corporation. All significant intercompany accounts and transactions have been eliminated.

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                             (Formerly Data 1, Inc.)
                          (A Development Stage Company)
                    Notes to Consolidated Financial Statements
                                December 31, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         i.  Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         j.  Advertising

          The Company follows the policy of charging the costs of advertising to expense as incurred.

         k.  Recent Accounting Pronouncements

          Effective January 1, 1998, the Company adopted FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. Statement No. 131 superseded FASB Statement No. 14, Financial
          Reporting for Segments of a Business Enterprise. Statement No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement No.1 31 did not affect results of operations or financial position, but did affect the disclosure of segment information. Se Note 15 for complete disclosures about the Company's operating segments.

         The Company's operations are principally in the business of retailing cellular telephone batteries and accessories. Segment information is not presented since all of the Company's revenue is attributed to a single reportable segment.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 and is not required to be applied retroactively. The adoption of this statement had no material impact on the Company's financial statements.

         l.  Inventory

         Inventory  is  stated  at the lower of cost  (computed  on a  first-in,
         first-out  basis)  or  market.   The  inventory  consists  of  cellular
         telephone batteries and accessories.

         m.  Long-Lived Assets

         All long-lived assets are evaluated yearly for impairment per SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Any impairment in value is recognized as an expense in the period when the impairment occurs.

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                             (Formerly Data 1, Inc.)
                          (A Development Stage Company)
                    Notes to Consolidated Financial Statements
                                December 31, 1999

NOTE 3 - COMMITMENTS AND CONTINGENCIES

         a. Leases

         Effective June 30, 1999, the Company terminated its lease for facilities in Sarasota, Florida it had been leasing on a month-to-month basis. Lease payments were $1,551 per month. The Company has since relocated to a facility leased by an affiliate company and pays rent under a consulting agreement with this company.

         b. Employment Contracts

         Effective August 11, 1996, the Company has entered into 5 year employment agreements with the President and Chief Financial Officer. These contracts were terminated in 1999.

         On May 31, 1999, the Company and the President and Chief Executive Officer of the Company entered into a settlement of employment agreement, wherein, for certain considerations, including his resignation, he would receive $100,000 plus continued health benefits payable over a 54 week period. On July 12, 1999, the Company and the Vice President - Finance and Chief Financial Officer entered into an identical agreement (Note 4).

         c.  Real Estate

         On July 31, 1999, the Company entered into an agreement whereby it was assigned the rights to acquire a 607.74 acre tract of undeveloped land in Wake County, North Carolina from Matheny Development, LLC, ("Matheny Development"), a North Carolina limited liability controlled by James
         M. Matheny, one of the Company's directors for $21,000,000. The agreement calls for a $100,000 earnest money deposit on signing, with 75% of the $21,000,000 purchase price due in cash at July 31, 1999, and the remaining 25% balance due in the form of an interest bearing promissory note. As part of the assignment, the Company agreed to pay Matheny Development $2,100,000 as liquidated damages if the purchase is not closed by the due date plus extensions, unless the contract is breached by Matheny Development. If Matheny Development breaches the contract, the Company has the option of pursuing all necessary actions to obtain specific performance by Matheny Development or to assign the contract to Matheny Development and pay liquidated damages of $2,100,000. The assignment also provides that the Company pay a non-refundable extension fee of $76,562 per month to extend the contract beyond the July 31, 1999 closing date. The Company has paid $459,372 in extension payments as of December 31, 1999 and has extended the agreement through August 2000.

         An allowance of $459,372 has been set up against these land deposit payments due to uncertainty of the Company being able to finance the transaction by the August 2, 2000 due date.

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                             (Formerly Data 1, Inc.)
                          (A Development Stage Company)
                    Notes to Consolidated Financial Statements
                                December 31, 1999

NOTE 3 - COMMITMENTS AND CONTINGENCIES (Continued)

         d.  Consulting Fee Agreement

         On July 7, 1999, the Company entered into a consulting fee agreement with United Funding Solutions, Inc. (United) wherein the Company would pay United $100,000 per year for 5 years. Additionally, the Company issued United 10,000,000 shares of common stock valued at the trading price of $0.032 per share, or $32,000. Pursuant to the agreement, the Company could be required to issue up to 90,000,000 additional shares of common stock. The stock would be issued at a formula of one share for each dollar of gross profit earned by the Company.

NOTE 4 - ACCRUED EXPENSES

         The Company's accrued expenses is comprised of the following items:
                                                                    December 31,
                                                                       1999
                                                                    -----------
         Accrued directors fees                                    $     4,000
         Settlement agreement - former CFO                              48,402
         Settlement agreement - former President                        34,615
         Accrued interest payable                                        7,150
         Other                                                             141
                                                                    -----------

              Total                                                $    94,308
                                                                    ===========

         The settlement agreements for the former President and CFO call for bi-weekly payments of $3,462 to be made to each party until paid in full.

NOTE 5 - GOING CONCERN

         The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through December 1999. Management intends to restructure its product lines to generate desired levels of revenues and profit as it emerges from the bankruptcy proceedings discussed in
         Note 10.

         The Company's cellular telephone battery and accessory project has proven to lack significant enough profit margins to support a
         significant   distribution   system  and  as  a  result  is  being  de-
         emphasized.

         The most promising area is real estate operations. The Company is pursuing a strategy of closing on real estate without a significant down payment and relying on parcel sales to cover interest, development costs and shortfalls in operations. In the event the Company is unable to close on the land it faces significant penalties.

         The Company is also pursuing a highly speculative and uncertain acquisition. The Company estimates it would need between $2 and $5 million to complete the acquisition, $2.5 million for real estate and $1 million for overhead and battery operations.

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                             (Formerly Data 1, Inc.)
                          (A Development Stage Company)
                    Notes to Consolidated Financial Statements
                                December 31, 1999

NOTE 5 - GOING CONCERN (Continued)

         The Company intends to raise funding through the sale of its common stock, but has minimal funding agreements in place. In the interim, management is committed to meeting the minimum operating needs of the Company over the next 12 months.

NOTE 6 - LOSS FROM DISCONTINUED OPERATIONS

         During September 1999, the Board of Directors of the Company decided to discontinue the business that includes the manufacturing and marketing of computer memory devices due to falling margins in the industry. The following is a summary of the loss from discontinued operations:

                                                                           From
                                                                      Inception of the
                                                                        Development
                                                                         Stage on
                                                                       December 31,
                                                 For the Years Ended   1998 Through
                                                     December 31,      December 31,
                                                   1999        1998        1999
                                              ----------- ----------- -----------
REVENUES

  Sales, net                                  $    19,595 $    17,273 $    19,595
  Cost of sales                                    20,292      11,554      20,292
                                              ----------- ----------- -----------

     Gross Margin                                    (697)      5,719        (697)
                                              ----------- ----------- -----------

EXPENSES

  General and administrative                    1,373,580     685,411   1,373,580
  Depreciation and amortization                    -           28,945      -
                                              ----------- ----------- -----------

     Total Expenses                             1,373,580     714,356   1,373,580
                                              ----------- ----------- -----------

LOSS FROM OPERATIONS                           (1,374,277)   (708,637) (1,374,277)
                                              ----------- ----------- -----------

OTHER INCOME (EXPENSE)

  Interest expense                                 (5,694)          -      (5,694)
  Interest income                                       -       1,984           -
  Other income                                          -      17,426           -
  Other expense                                  (226,250)          -    (226,250)
                                              ----------- ----------- -----------

     Total Other Income (Expense)                (231,944)     19,410    (231,944)
                                              ----------- ----------- -----------

LOSS BEFORE REORGANIZATION ITEMS               (1,606,221)   (689,227) (1,606,221)
                                              ----------- ----------- -----------

REORGANIZATION ITEMS

  Gain on restructuring of debt (Note 10)               -   5,956,183           -
                                              ----------- ----------- -----------

     Total Income from Reorganization Items   $         - $ 5,956,183 $         -
                                              ----------- ----------- -----------

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                             (Formerly Data 1, Inc.)
                          (A Development Stage Company)
                    Notes to Consolidated Financial Statements
                                December 31, 1999

NOTE 6 - LOSS FROM DISCONTINUED OPERATIONS (Continued)

                                                                         From
                                                                    Inception of the
                                                                      Development
                                                                        Stage on
                                                                      December 31,
                                                For the Years Ended   1998 Through
                                                    December 31,      December 31,
                                                  1999        1998        1999
                                              ----------- ----------- -----------
INCOME (LOSS) BEFORE INCOME TAXES             $(1,606,221)$ 5,266,956 $(1,606,221)

INCOME TAX EXPENSE                                      -           -           -
                                              ----------- ----------- -----------

NET INCOME (LOSS)                             $(1,606,221)$ 5,266,956 $(1,606,221)
                                              =========== =========== ===========

         No income tax benefit has been attributed to the loss from discontinued operations.

NOTE 7 - LONG-TERM DEBT

Long term debt at December 31, 1999 consisted of the following:

Various notes payable given in settlement of accounts payable,
non-interest bearing, quarterly payments of $7,405, unsecured.        $ 67,876

Less current maturities                                                (19,858)
                                                                    ------------
Long-term debt                                                        $ 48,018
                                                                     ===========

Aggregate maturities required on long-term debt at December 31, 1999 are as follows:

              Year                                                    Amount
            --------                                               ------------
              2000                                                 $    19,858
              2001                                                      19,858
              2002                                                      19,858
              2003                                                       8,302
                                                                   ------------

              Total                                                $    67,876
                                                                   ============

         This amount represents notes issued under the bankruptcy proceedings discussed in Note 10 as payment for certain amounts due as provided for in the Company's Plan of Reorganization. The notes are non-interest bearing, interest has been imputed at 8% per annum.

         The balances are shown net of a discount of $35,789. Amortization of the discount amounted to $5,694 at December 31, 1999.

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                             (Formerly Data 1, Inc.)
                          (A Development Stage Company)
                    Notes to Consolidated Financial Statements
                                December 31, 1999

NOTE 8 - RELATED PARTY TRANSACTIONS

         Notes Payable

          Tampa Bay Financial, Inc., a related party, loaned the Company $375,791 during 1999. The notes are payable on demand and accrue interest at 10% per annum, unsecured. Interest expense amounted to $7,150 at December 31, 1999.

          An officer loaned the Company $200 during 1999. The note is payable on demand and accrues interest at 10% per annum, unsecured. Interest expense amounted to $-0- at December 31, 1999.

        Accounts Payable

          The Company owes $58,078 to Tampa Bay Financial, Inc., a related party, for professional and consulting services performed during 1999.

NOTE 9 -  STOCK SUBSCRIPTION RECEIVABLE

          Stock subscriptions receivable at December 31, 1998 included amounts of $6,250 and $5,250 which represented notes given to the Company as consideration for stock options exercised by the President and Chief Executive Officer, and the Vice President - Finance and Chief Financial Officer, respectively. The balance of $264,625 represented an amount subscribed to by a related party to provide working capital to the Company while the Company was emerging from the bankruptcy proceedings discussed in Note 10. The notes due from the two officers were liquidated in the settlement of employment contracts, and the amount subscribed to by the related party was received in the form of services performed during 1999.

NOTE 10 - REORGANIZATION ITEMS

          On September 24, 1997, Data 1, Inc. (the "Debtor") filed a petition for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division, Case No.: 97-15827-8P1. Under Chapter 11, certain claims against the Debtor in existence prior to the filing of the petitions for relief under the federal bankruptcy laws are stayed while the Debtor continues business operations as debtor-in-possession. These claims are reported in the December 31, 1997 balance sheet as "liabilities subject to compromise." Claims secured against the Debtor's assets ("secured claims") also are stayed, although the holders of such claims have the right to move the Court for relief from the stay. There are no secured claims.

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                             (Formerly Data 1, Inc.)
                           (A Development Stage Company)
                    Notes to Consolidated Financial Statements
                                December 31, 1999

NOTE 10 - REORGANIZATION ITEMS (Continued)

          On June 19, 1998, the bankruptcy court entered a final order confirming the plan of reorganization. The order provided that the creditors could settle their prepetition claims pursuant to three options. Option 1 provided for a note payable of 10% of the allowed claim payable in 17 quarterly payments beginning May 1, 1999. Option 2 provided for a combination of a note payable for 5% of the allowed claim and shares of common stock for 5% of the allowed claim. Option 3 provided for shares of common stock for 10% of the allowed claim.

          Pursuant to the confirmed plan, the Company issued notes payable totaling $235,879 with a net present value of $194,395, and issued 11,952,380 shares valued at $597,618 pursuant to the options available to the creditors.

          The Company recognized a gain on restructuring of debt of $5,956,183 in 1998.

NOTE 11 - DEVELOPMENT STAGE COMPANY

          The Company essentially has reverted to the status of a startup company as it emerged from the bankruptcy proceedings discussed in
          Note 10 and will be considered to be a development stage company as it commences its planned principal operations of retailing cellular telephone batteries and accessories and real estate development.

NOTE 12 - STOCK ISSUANCES

          During March 1999, the Company issued 2,208,400 shares of its previously authorized, but unissued, common stock for services valued at $68,460, or $0.031 per share.

          During April 1999, the Company issued 4,390,000 shares of its previously authorized but unissued common stock for services valued at $131,700, or $0.03 per share.

          During May 1999, the Company issued 242,000 shares of its previously authorized, but unissued, common stock for services valued at $10,648, or $0.044 per share.

          During  June  1999,  the  Company  issued   2,871,478  shares  of  its
          previously authorized, but unissued, common stock for services valued at $100,502, or $0.035 per share.

          During June 1999, the Company issued 840,000 shares of its previously authorized, but unissued, common stock for services valued at $29,400 or $0.035 per share.

          During  June  1999,  the  Company  issued   1,880,000  shares  of  its
          previously authorized, but unissued, common stock for services valued at $62,040, or $0.033 per share.

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                             (Formerly Data 1, Inc.)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1999

NOTE 12 - STOCK ISSUANCES (Continued)

          During July 1999, the Company issued 30,439,600 shares of its previously authorized, but unissued, common stock for services valued at $691,949, cash of $543,393, property of $5,000 and debt of $99,000, or $0.044 per share.

          During December 1999, the Company issued 9,000,000 shares of its previously authorized, but unissued, common stock for services valued at $360,000, or $0.04 per share.

          Stock issuances for services and debt during 1999 were valued at the trading price on the dates of issue.

NOTE 13 - LEGAL PROCEEDINGS

          The United States Securities and Exchange Commission ("SEC") has entered a formal order of investigation styled as "In the matter of Diversified Resources Group, Inc. (NY/6573)." On or about September 30, 1999, the Company received a subpoena duces teum requesting that the Company provide the Northeast Regional Office of the SEC with various documents regarding past, present and intended business operations, financial statements and underlying financial records, prior news releases, and other documentation. The Company has provided the documentation requested and has and intends to continue to fully cooperate with this formal order of investigation.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors

Diversified Resources Group, Inc. and Subsidiaries
(Formerly Data 1, Inc.)
(A Development Stage Company)
Sarasota, Florida

We have audited the accompanying consolidated balance sheet of Diversified Resources Group, Inc. and Subsidiaries (formerly Data 1, Inc.) (a development stage company) as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diversified Resources Group, Inc. and Subsidiaries (formerly Data 1, Inc.) (a development stage company) as of December 31, 1998, and the consolidated results of their operations and their cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company's recurring losses from operations and net accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Jones, Jensen & Company
Salt Lake City, Utah

June 17, 1999

                        DIVERSIFIED RESOURCES GROUP, INC.
                                AND SUBSIDIARIES
                             (Formerly DATA 1, INC.)
                          (A Development Stage Company)

                        Consolidated Financial Statements

                                December 31, 1998

                                 C O N T E N T S

Independent Auditors' Report ........................................... 45

Consolidated Balance Sheet ............................................. 48

Consolidated Statements of Operations .................................. 50

Consolidated Statements of Stockholders' Equity (Deficit) .............. 51

Consolidated Statements of Cash Flows .................................. 52

Notes to the Consolidated Financial Statements ......................... 54

                 DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                              (Formerly Data 1, Inc.)
                           (A Development Stage Company)
                             Consolidated Balance Sheet


                                       ASSETS

                                                                   December 31,
                                                                       1998
                                                                  ------------
CURRENT ASSETS

  Cash                                                            $      2,475
  Inventory                                                                200
                                                                  ------------

     Total Current Assets                                                2,675
                                                                  ------------

FIXED ASSETS (Note 1)

  Computers                                                             41,238
  Test equipment                                                         1,569
  Office equipment                                                      15,379
  Software                                                              32,475
  Accumulated depreciation                                             (65,972)
                                                                  ------------

    Net Fixed Assets                                                    24,689
                                                                  ------------

OTHER ASSETS

  Due from related parties                                               6,984
  Prepaid expenses, net                                                  3,183
  Deposits                                                               5,045
                                                                  ------------

    Total Other Assets                                                  15,212
                                                                  ------------

    TOTAL ASSETS                                                  $     42,576
                                                                  ============



The accompanying notes are an integral part of these consolidated financial statements

                 DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                              (Formerly Data 1, Inc.)
                           (A Development Stage Company)
                       Consolidated Balance Sheet (Continued)


                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                   ----------------------------------------------

                                                                  December 31,
                                                                      1998

CURRENT LIABILITIES

  Cash overdraft                                                  $     17,481
  Accounts payable - trade (post petition)                              83,868
  Accrued expenses (post petition) (Note 3)                            189,389
  Current portion of long-term debt (post petition) (Note 7)            26,148
                                                                  ------------

     Total Current Liabilities                                         316,886
                                                                  ------------

LONG-TERM DEBT (Note 7)                                                168,248
                                                                  ------------

COMMITMENTS AND CONTINGENCIES (Note 2)

STOCKHOLDERS' EQUITY (DEFICIT)

  Preferred stock, $0.001 par value, 1,000,000 shares authorized,
    -0- shares issued and outstanding                                        -
  Common stock, $.001 par value, 50,000,000 shares authorized;
    issued and outstanding 41,044,353 shares                            41,044
  Additional paid-in capital                                         4,305,137
  Stock subscription receivable                                       (276,125)
  Accumulated deficit prior to development stage                    (4,512,614)
  Deficit accumulated during the development stage                           -
                                                                  ------------

     Total Stockholders' Equity (Deficit)                             (442,558)
                                                                  ------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)         $     42,576
                                                                  ============


The accompanying notes are an integral part of these consolidated financial statements

                 DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                              (Formerly Data 1, Inc.)
                           (A Development Stage Company)
                        Consolidated Statements of Operations

                                                                                From
                                                                          Inception of the
                                                                            Development
                                                                              Stage on
                                                                            December 31,
                                                   For the Years Ended      1998 Through
                                                       December 31,         December 31,
                                                    1998        1997            1998
                                              -----------  -----------     ---------------
REVENUES

  Sales, net                                  $    17,273  $ 1,662,290         $        -
  Cost of sales                                    11,554    1,618,609                  -
                                              -----------  -----------     ---------------

     Gross Margin                                   5,719       43,681                  -
                                              -----------  -----------     ---------------

EXPENSES

  General and administrative                      685,411      935,005                  -
  Depreciation and amortization                    28,945      534,643                  -
                                              -----------  -----------     ---------------

     Total Expenses                               714,356    1,469,648                  -
                                              -----------  -----------     ---------------

LOSS FROM OPERATIONS                             (708,637)  (1,425,967)                 -
                                              -----------  -----------     ---------------

OTHER INCOME (EXPENSE)
  Interest expense                                      -      (50,514)                 -
  Interest  income                                  1,984        1,076                  -
  Other income                                     17,426       31,117                  -
                                              -----------  -----------     ---------------

     Total Other Income (Expense)                  19,410      (18,321)                 -
                                              -----------  -----------     ---------------

LOSS BEFORE REORGANIZATION ITEMS                 (689,227)  (1,444,288)                 -
                                              -----------  -----------     ---------------

REORGANIZATION ITEMS

  Gain on restructuring of debt (Note 9)        5,956,183            -                  -
                                              -----------  -----------     ---------------

     Total Income from Reorganization Items     5,956,183            -                  -
                                              -----------  -----------     ---------------

INCOME (LOSS) BEFORE INCOME TAXES               5,266,956   (1,444,288)                 -

INCOME TAX EXPENSE                                      -            -                  -
                                              -----------  -----------     ---------------

NET INCOME (LOSS)                             $ 5,266,956  $(1,444,288)       $         -
                                              ===========  ===========     ===============

BASIC INCOME (LOSS) PER SHARE
  Net loss before reorganization items        $     (0.02) $     (0.08)
  Reorganization items                               0.19            -
                                              -----------  -----------

BASIC INCOME (LOSS) PER SHARE                 $      0.17  $     (0.08)
                                              ===========  ===========

WEIGHTED AVERAGE SHARES OUTSTANDING            30,798,039   19,091,973
                                              ===========  ===========

The accompanying notes are an integral part of these consolidated financial statements

                 DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                              (Formerly Data 1, Inc.)
                           (A Development Stage Company)
              Consolidated Statements of Stockholders' Equity (Deficit)


                                                                  Additional    Stock
                                           Common Stock           Paid-in       Subscription     Accumulated
                                      Shares           Amount     Capital       Receivable       Deficit
                                   ------------      ---------    ------------  ------------     -----------
Balance, December 31, 1996          19,091,973       $  19,092    $ 3,332,971   $  (115,000)    $(8,335,282)

Net loss for the year
 ended December 31, 1997                     -               -              -             -      (1,444,288)
                                   ------------      ---------    ------------  ------------     -----------

Balance, December 31, 1997          19,091,973          19,092      3,332,971      (115,000)     (9,779,570)

Adjustment for reduction of exercise
 price of subscription                       -               -       (103,500)      103,500               -

Common stock issued for cash
 at $0.05 per share                  4,707,504           4,708        230,667             -               -

Common stock issued for settlement
 of debt at $0.05 per share         11,952,380          11,952        585,666             -               -

Common stock issued for subscriptions
 receivable at $0.05 per share       5,292,496           5,292        259,333      (264,625)              -

Net income for the year
 ended December 31, 1998                     -               -              -             -        5,266,956
                                   ------------      ---------    ------------  ------------     -----------

Balance, December 31, 1998          41,044,353       $  41,044    $ 4,305,137   $  (276,125)     $(4,512,614)
                                   ============      =========    ============  ============     ===========

The accompanying notes are an integral part of these consolidated financial statements

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                              (Formerly Data 1, Inc.)
                           (A Development Stage Company)
                       Consolidated Statements of Cash Flows

                                                                                            From
                                                                                      Inception of the
                                                                                         Development
                                                                                           Stage on
                                                                                         December 31,
                                                          For the Years Ended            1998 Through
                                                               December 31,              December 31,
                                                        1998                1997              1998
                                                  --------------       -------------    ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income (loss)                                $ 5,266,956          $(1,444,288)     $           -
  Adjustments to reconcile net income (loss)
   to net cash used in operating activities:
   Depreciation and amortization                        28,945              534,643                  -
   Loss on disposition of fixed assets                   2,977                    -                  -
   Gain on restructuring of debt                    (5,956,183)                   -                  -
   Loss from market valuation                                -                7,009                  -
   Allowance for doubtful accounts                           -             (123,000)                 -
  Changes in assets and liabilities:
   (Increase) decrease in inventory                      4,129              704,738                  -
   (Increase) decrease in accounts receivable            2,339              123,702                  -
   (Increase) decrease in prepaid expenses              (3,183)             (13,362)                 -
   (Increase) decrease in other receivables                  -               75,226                  -
   (Increase) decrease in other assets                  31,126              (13,362)                 -
  Increase (decrease) in cash overdraft                 17,481                    -                  -
   Increase (decrease) in accounts payable              63,817               95,624                  -
   Increase (decrease) in accrued expenses              79,718               24,801                  -
                                                  --------------       -------------    ---------------

     Net Cash (Used) by Operating Activities          (461,878)             (28,269)                 -
                                                  --------------       -------------    ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Sale of fixed assets                                       -                1,700                  -
  Sale of investments                                        -               11,585                  -
  Purchase of fixed assets                                   -               (3,981)                 -
                                                  --------------       -------------    ---------------

     Net Cash Provided by Investing Activities               -                9,304                  -
                                                  --------------       -------------    ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Collections from related parties                     213,837               76,924                  -
  Loans to related parties                                   -              (70,000)                 -
  Issuance of common stock                             235,375                    -                  -
                                                  --------------       -------------    ---------------

     Net Cash Provided by Financing Activities     $   449,212          $     6,924      $           -
                                                  --------------       -------------    ---------------

     The accompanying notes are an integral part of these consolidated financial statements

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                              (Formerly Data 1, Inc.)
                           (A Development Stage Company)
                 Consolidated Statements of Cash Flows (Continued)

                                                                                             From
                                                                                       Inception of the
                                                                                          Development
                                                                                            Stage on
                                                                                          December 31,
                                                          For the Years Ended             1998 Through
                                                              December 31,                December 31,
                                                       1998                 1997              1998
                                                  --------------       -------------    ---------------
Net Increase (Decrease) in Cash                    $   (12,666)         $   (12,041)       $         -

CASH AT BEGINNING OF YEAR                               15,141               27,182                  -
                                                  --------------       -------------    ---------------

CASH AT END OF YEAR                                $     2,475          $    15,141        $         -
                                                  ==============       =============    ===============

CASH PAID FOR:

  Interest expense                                 $         -          $    50,514        $         -
  Income taxes                                     $         -          $         -        $         -

NON CASH FINANCING ACTIVITIES:

  Common stock issued in settlement of debt        $   597,618          $         -        $         -
  Common stock issued for subscriptions receivable $   264,625          $         -        $         -


The accompanying notes are an integral part of these consolidated financial statements

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                              (Formerly Data 1, Inc.)
                           (A Development Stage Company)
                    Notes to Consolidated Financial Statements
                            December 31, 1998 and 1997


NOTE 1 - ACCOUNTING POLICIES AND PROCEDURES

         The Company was incorporated under the laws of the State of Utah on July 31, 1984. The Company has a wholly-owned Delaware subsidiary, named Data 1, Inc., and a wholly- owned subsidiary named Memory 1, Inc. (Mem 1). The Company changed its name to Diversified Resources Group, Inc. in May 1999. The Company has not paid dividends. Dividends that may be paid in the future will depend on the financial requirements of the Company and other relevant factors. The Company is considered a development stage company per SFAS No. 7 effective December 31, 1998 due to the bankruptcy and the fact that the Company has minimal operations.

         Memory 1, Inc. (Mem 1) was organized February 6, 1996 under the laws of the State of Florida to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Florida. Mem 1 is currently inactive.

         A summary of the significant policies consistently applied in the preparation of the consolidated financial statements follows:

         a. Accounting Method

         The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has adopted a calendar year end.

         b. Basic Income (Loss) Per Share

                                                          For the Year Ended
                                                              December 31,
                                                          1998           1997
                                                      ------------  ------------

         Numerator:
               Loss before reorganization items       $   (689,227) $(1,444,288)
               Gain on restructure of debt            $  5,956,183  $         -

         Denominator (weighted average number
           of shares outstanding)                       30,798,039   19,091,973

         Income (loss) per share
               Net loss before reorganization         $      (0.02)  $    (0.08)
               Gain on restructure of debt            $       0.19   $        -
                                                      ------------   -----------

                                                      $       0.17   $    (0.08)
                                                      ============   ===========

         The computation of basic income (loss) per share of common stock is based on the weighted average number of shares outstanding at the date of the consolidated financial statements.

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                              (Formerly Data 1, Inc.)
                           (A Development Stage Company)
                    Notes to Consolidated Financial Statements
                            December 31, 1998 and 1997


NOTE 1 - ACCOUNTING POLICIES AND PROCEDURES (Continued)

         c. Income Taxes

         At December 31, 1998, the Company had a net operating loss carryforward of approximately $4,500,000 that may be offset against future taxable income through 2013. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforward will expire unused. Accordingly, the potential tax benefits of the loss carryforward are offset by a valuation allowance of the same amount.

         d. Cash Equivalents

         The Company considers all highly liquid investments and deposits with a maturity of three months or less when purchased to be cash equivalents.

         e. Revenue Recognition

         Revenue is recognized upon shipment of goods to the customer. Sales primarily require immediate payment or C.O.D.

         f. Restated Consolidated Financial Statements

         Prior period consolidated financial statements have been restated to conform with current consolidated financial statement presentation.

         g. Depreciation

         Property and equipment are stated at cost. Depreciation of property and equipment is computed using straight-line and accelerated methods over the estimated useful lives of the related assets, primarily from three to seven years.

         h. Principles of Consolidation

         The December 31, 1998 consolidated financial statements, include those of Data 1, Inc. and Memory 1, Inc. All significant intercompany accounts and transactions have been eliminated.

         i. Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                              (Formerly Data 1, Inc.)
                           (A Development Stage Company)
                    Notes to Consolidated Financial Statements
                            December 31, 1998 and 1997


NOTE 1 - ACCOUNTING POLICIES AND PROCEDURES (Continued)

         j.  Advertising

         The Company follows the policy of charging the costs of advertising to expense as incurred.

         k. Recent Accounting Pronouncements

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than was previously used in accordance with APB Opinion No. 15, "Earnings Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. In fiscal
     1998, the Company adopted SFAS No. 128, which did not have a material impact on the Company's financial statements. The implementation of SFAS No. 129 did not have a material effect on the Company's financial statements.

         The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130
         establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

         SFAS No. 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Results of operations and financial position were unaffected by implementation of these standards.

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                              (Formerly Data 1, Inc.)
                           (A Development Stage Company)
                    Notes to Consolidated Financial Statements
                             December 31, 1998 and 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         k.  Recent Accounting Pronouncements (Continued)

         In February 1998, the Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standard ("SFAS") No 132. "Employers' Disclosures about Pensions and other Postretirement Benefits" which standardizes the disclosure requirements for pensions and other postretirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 is effective for years beginning after December 15, 1997 and requires comparative information for earlier years to be restated, unless such information is not readily available. The adoption of this statement had no material impact on the Company's financial statements.

         In February 1998, the Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standard ("SFAS") No 132. "Employers' Disclosures about Pensions and other Postretirement Benefits" which standardizes the disclosure requirements for pensions and other postretirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 is effective for years beginning after December 15, 1997 and requires comparative information for earlier years to be restated, unless such information is not readily available. The adoption of this statement had no material impact on the Company's financial statements.

         l.  Inventory

         Inventory is stated at the lower of cost (computed on a first-in, first-out basis) or market. The inventory consists of memory chips.

         m.  Long-Lived Assets

         All long-lived assets are evaluated yearly for impairment per SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Any impairment in value is recognized as an expense in the period when the impairment occurs.

NOTE 2 - COMMITMENTS AND CONTINGENCIES

         a. Escrow Agreements

         The Company is a party to a February 8, 1994, escrow agreement entered into as a source of working capital. Under the terms of the escrow agreement certain funds were held by the Company's attorney in an escrow account and disbursed to repay principal and to pay interest to the funding source. This agreement was terminated under the terms of the bankruptcy proceedings discussed in Note 9.

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                              (Formerly Data 1, Inc.)
                           (A Development Stage Company)
                    Notes to Consolidated Financial Statements
                             December 31, 1998 and 1997


NOTE 2 - COMMITMENTS AND CONTINGENCIES (Continued)

         b. Leases

         Effective June 30, 1999, the Company terminated its lease for facilities in Sarasota, Florida it has been leasing on a month-to-month basis. Lease payments were $1,551 per month. The Company has since relocated to a facility leased by an affiliate company.

         c. Employment Contracts

         Effective August 11, 1996, the Company has entered into 5 year employment agreements with the President and Chief Financial Officer. These contracts were terminated in 1999. See Note 10.

NOTE 3 - ACCRUED EXPENSES

         The Company's accrued expenses is comprised of the following items:
                                                                   December 31,
                                                                       1998
                                                                   -----------
         Accrued payroll and payroll taxes                         $    88,525
         Settlement agreement - former president                       100,000
         Other                                                             864
                                                                   -----------

              Total                                                $   189,389
                                                                   ===========

         The settlement agreement calls for bi-weekly payments of $3,462 to be paid beginning May 1999.

NOTE 4 - GOING CONCERN

         The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through December 1998. Management intends to restructure its product lines to generate desired levels of revenues and profit as it emerges from the bankruptcy proceedings discussed in
         Note 9. Thereafter, the Company intends to seek a merger with an existing, operating company. The Company is pursuing additional business opportunities in the battery and real estate industries. Management is committed to meeting the operational cash flow needs of the Company over the next 12 months.

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                              (Formerly Data 1, Inc.)
                           (A Development Stage Company)
                    Notes to Consolidated Financial Statements
                             December 31, 1998 and 1997


NOTE 5 - CUSTOMERS AND EXPORT SALES

         During 1998 and 1997, the Company operated primarily in one industry segment which includes the manufacturing and marketing of computer memory devices.

         The  Company's  financial   instruments  subject  to  credit  risk  are
         primarily trade accounts receivable from its customers.

                                                           For the Years Ended
                                                               December 31,
                                                            1998         1997
                                                        ----------   -----------

         Domestic sales                                 $   17,273   $ 1,662,290
                                                        ----------   -----------

                                                        $   17,273   $ 1.662,290
                                                        ==========   ===========

         In 1998 and 1997, the Company had 0 and 2 customer(s), respectively, which each exceeded 10% of its net sales.

NOTE 6 - RELATED PARTY TRANSACTIONS

         A related shareholder of the Company had borrowed $250,567, plus accrued interest of $25,120 during 1995, of which $34,384 remained outstanding at December 31, 1997. Additional amounts of $200,000 and $70,000 were borrowed by this party in December 1996, and May 1997 respectively. Payments of $94,773 were made against the amounts borrowed bringing the total amount outstanding to $209,611 at December 31, 1997. This amount was repaid in 1998.

NOTE 7 - LONG-TERM DEBT

         Long term debt at December 31, 1998 consisted of the following:

Various notes payable given in settlement of accounts payable,
non-interest bearing, quarterly payments of $7,405, unsecured.          105,089

Note payable to Tampa Bay Financial, non-interest bearing, quarterly
payments of $5,500, unsecured.                                           89,307
                                                                       ---------

                                                                        194,396

              Less current maturities                                   (26,148)
                                                                      ----------

              Long-term debt                                         $  168,248
                                                                      ==========

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                              (Formerly Data 1, Inc.)
                           (A Development Stage Company)
                    Notes to Consolidated Financial Statements
                            December 31, 1998 and 1997


NOTE 7 -  LONG-TERM DEBT (Continued)

          Aggregate maturities required on long-term debt at December 31, 1998 are as follows:

                 Year                                                 Amount

                 1999                                            $     26,148
                 2000                                                  39,319
                 2001                                                  42,560
                 2002                                                  46,068
                 2003                                                  34,908
                 2004 and thereafter                                    5,393
                                                                 ------------

                 Total                                           $    194,396
                                                                 ============

          This amount represents notes issued under the bankruptcy proceedings discussed in Note 10 as payment for certain amounts due as provided for in the Company's Plan or Reorganization. The notes are non-interest bearing, so interest has been imputed at 8% per annum. The balances are shown net of a discount of $41,483.

NOTE 8 -  STOCK SUBSCRIPTION RECEIVABLE

          During 1993, the Company issued 105,000 shares of its common stock to its Chief Financial Officer for subscriptions receivable of $52,500. During 1995, the Company issued 125,000 shares of its common stock for subscriptions receivable of $62,500. During 1998, the subscription price was reduced to five cents ($0.05) from fifty cents ($0.50) per share, resulting in a reduction in subscriptions receivable of $103,500 to $5,250 and $6,250, respectively.

          The balance of $264,625 represents an amount subscribed to by a related party to provide working capital to the Company while the Company was emerging from the bankruptcy proceedings discussed in Note
          9. The notes due from the two officers were liquidated in the settlement of employment contracts discussed in Note 10, and the amount subscribed to by the related party was received in the form of services performed during 1999.

                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                              (Formerly Data 1, Inc.)
                           (A Development Stage Company)
                    Notes to Consolidated Financial Statements
                            December 31, 1998 and 1997


NOTE 9 -  REORGANIZATION ITEMS

          On September 24, 1997, Data 1, Inc. (the "Debtor") filed a petition for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division, Case No.: 97-15827-8P1. Under Chapter 11, certain claims against the Debtor in existence prior to the filing of the petitions for relief under the federal bankruptcy laws are stayed while the Debtor continues business operations as debtor-in-possession. These claims are reported in the December 31, 1997 balance sheet as "liabilities subject to compromise." Claims secured against the Debtor's assets ("secured claims") also are stayed, although the holders of such claims have the right to move the Court for relief from the stay. There are no secured claims.

          On June 19, 1998, the bankruptcy court entered a final order confirming the plan of reorganization. The order provided that the creditors could settle their prepetition claims pursuant to three options. Option 1 provided for a note payable of 10% of the allowed claim payable in 17 quarterly payments beginning May 1, 1999. Option 2 provided for a combination of a note payable for 5% of the allowed claim and shares of common stock for 5% of the allowed claim. Option 3 provided for shares of common stock for 10% of the allowed claim.

          Pursuant to the confirmed plan, the Company issued notes payable totaling $235,879 with a net present value of $194,395, and issued 11,952,380 shares valued at $597,618 pursuant to the options available to the creditors.

          The Company recognized a gain on restructuring of debt of $5,956,183.

NOTE 10 - SUBSEQUENT EVENTS

          Name Change and Increase in Authorized Shares

          On May 17, 1999, the shareholders of the Company approved and amended the Articles of Incorporation to increase the Company's authorized common shares to 100,000,000 shares and change the name of the Company to Diversified Resources Group, Inc. from Data 1, Inc.

          Purchase of Employment Contracts

          On May 31, 1999, the Company and the President and Chief Executive Officer of the Company entered into a settlement of employment agreement, wherein, for certain considerations, including his resignation would receive $100,000 plus continued health benefits payable over a 54 week period. On July 12, 1999, the Company and the Vice President - Finance and Chief Financial Officer entered into an identical agreement. The severance package for the president has been recorded in 1998.


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                DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
                              (Formerly Data 1, Inc.)
                           (A Development Stage Company)
                    Notes to Consolidated Financial Statements
                            December 31, 1998 and 1997


NOTE 10 - SUBSEQUENT EVENTS (Continued)

          Development Stage Company

          The Company essentially has reverted to the status of a startup company as it emerges from the bankruptcy proceedings discussed in
          Note 9. As of December 31, 1998, the Company entered into the development state, and will be considered to be a development stage company until it commences operations as planned.


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PART III

ITEM 1.  INDEX TO EXHIBITS

Copies of the following documents are included as exhibits to this amended Form 10SB pursuant to Item 601 of Regulation SB.

         SEC

Exhibit  Reference
No.      No.        Title of Document

-------  ---------  -----------------
3(i)     3.01       Articles of Incorporation and Amendments
3(ii)    3.02       Bylaws
4        4.01       Specimen Stock Certificate
10       10.01      United Funding "Consultant Fee Agreement"
10       10.02      Quintiles Agreement
10       10.03      Contract for Purchase and Sale of Real Property
10       10.04      Assignment of Contract for Purchase and Sale of Real
                     Property

10       10.05      Westminster Homes Letter of Intent
10       10.06      U.S. Home Letter of Intent
10       10.07      Squires Homes Letter of Intent
10       10.08      Drucker and Falk Letter of Intent
21       21         List of Subsidiaries
27       27         Financial Data Schedule
99       99.01      Final Decree of Bankruptcy Court, July 13, 1999



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ITEM 2.  SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized.

                                    DIVERSIFIED RESOURCES GROUP, INC.


DATED: December 24, 1999            /S/ O. Howard Davidsmeyer, Jr., C.E.O.

                                    /S/ Matthew A. Veal, Secretary/Treasurer


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